UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number 001-41291

Meihua International Medical Technologies Co., Ltd.

(Translation of registrant’s name into English)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Entry into New SaaS Business

Meihua International Medical technologies Co., Ltd. (the “Company” or we) has been engaged in the research, development, manufacturing, and sales of Class I, Class II, and Class III disposable medical devices in China through its operating subsidiaries. Since July 2025, the Company has launched a new business initiative by commencing a Software-as-a-Service ("SaaS")-related business on a trial basis through its subsidiary, Meihua Future Manufacturing Limited (“Meihua Future”), incorporated in the State of New York. Revenue generated from this new SaaS business accounted for approximately 2.6% of the Company's total revenue for the fiscal year ended December 31, 2025. Currently, the Company's operations in the new SaaS business remain in an early stage, and the Company is actively evaluating its commercial viability, with plans to expand operations depending on future performance.

In connection with the Company's strategic transition toward its SaaS business, the Company intends to hold an extraordinary general meeting of shareholders in August 2026.

Overview

Through its U.S. subsidiary, Meihua Future, the Company plans to develop and sell medical registration SaaS systems across North America, Hong Kong, and Southeast Asia. Serving both SaaS distributors and various healthcare providers or device merchants, we plan to offer medical registration, remote consultation, artificial intelligence (“AI”) recommendations, information management, and custom upgrades. Powered by a "SaaS Subscriptions + Value-Added Services" revenue model, the Company provides comprehensive support to build deep strategic alliances across the upstream and downstream supply chains.

Market Analysis

North America: High-Value Core Market

North America represents over 54% of the global medical SaaS market. Driven by stringent regulatory mandates and mature digital infrastructure, healthcare providers exhibit high demand for cloud-based system upgrades. Clients in this region have high willingness-to-pay and stable retention rates for standardized platforms and compliance tools. This aligns perfectly with our "SaaS Subscription + Premium Value-Added Services" model. Operating through our U.S. subsidiary allows us to navigate local compliance seamlessly, lower cross-border barriers, and capture the underserved mid-and-small clinic segment.

Hong Kong: Cross-Border Hub & Brand Gateway

Hong Kong features a highly institutionalized healthcare system with a dense concentration of private clinics. Characterized by short sales cycles and a strong readiness for standardized workflows, it serves as a critical compliance and data bridge between mainland China and overseas markets. This regional footprint enables us to capture high-margin cross-border use cases—such as remote consultations and cross-border data synchronization—making Hong Kong an ideal showcase for our international brand.

Southeast Asia: High-Growth, Emerging Market

Driven by rising internet penetration and fragmented primary care, this region is experiencing rapid expansion. Its digital health market charts a 24% CAGR—far outstripping the global average. Demand for cost-effective, easily deployable SaaS systems is explosive, particularly for remote care and AI tools. Regional budget expansion for post-launch upgrades perfectly matches our tiered monetization strategy.

Products and Services

At present, our primary exploratory products are concentrated in various specialized SaaS registration and integrated information management systems, specifically serving sectors such as medical aesthetics, geriatric chronic disease management, and pediatrics. We provide customized development alongside subsequent technical maintenance services.

Competitive Strengths

1. Entrenched Industry Resources and Compliance Capabilities

●	Customer Accumulation: Years of experience in medical device sales and surgical robot collaborative projects have cultivated a network of hospitals, clinics, and medical institutions, providing a natural onboarding environment and a robust seed user base for our SaaS products.

●	Compliance Tracking: As an established enterprise within the healthcare sector, the Company possesses a sophisticated understanding of the medical regulatory frameworks. This enables us to expeditiously complete compliance filings for various medical products, thereby enhancing our competitive edge during digital transitions.

2. Technical Synergies in Hardware and Clinical Application

●	Technology Experience: Our proprietary sensor technology and data acquisition methodologies developed during medical device research and development (“R&D”), combined with the R&D resources accumulated through business expansion, guarantee the precision and stability of our technology deployment.

●	Clinical Understanding: Through over thirty years of deep cooperation across the upstream and downstream segments of the medical device industry, as well as recent cross-border exploratory collaborations in surgical robotics, we possess a thorough grasp of the core operational pain points in general surgery, medical aesthetics, and chronic disease management. This ensures that our SaaS product features align seamlessly with practical clinical workflows.

3. Globalized Operations and Capital Market Support

●	Capital Validation: We plan to leverage the financing channels available in the U.S. capital markets and strong investor confidence in healthcare technology and expects to secure sufficient capital to fund SaaS product R&D and marketing campaigns, thereby accelerating the commercial execution of our corporate transition.

Growth Strategies/Marketing and Sales Strategy

Through its U.S. R&D capabilities, the Company targets deep penetration into the healthcare SaaS markets of North America, Hong Kong, and Southeast Asia. We will drive global expansion across five core dimensions:

1. Product Development Strategy

We will optimize our core product baseline—intelligent registration, remote consultation, AI recommendations, and information management—to align with local medical compliance. This builds a matrix of "scalable standardized products + high-margin customized services" (custom development, localization upgrades, and O&M) tailored for small-to-medium-sized medical entities.

2. Marketing and Branding Strategy

We will leverage our overseas customer network and use social media traffic matrices (TikTok, X) alongside targeted SEO and content marketing to drive organic retention. High-value B-side clients will be engaged via a high-touch relationship model, supported by participation in medical exhibitions to build brand equity and lower Customer Acquisition Costs (CAC).

3. Sales and Distribution Strategy

Dedicated overseas marketing teams will deliver direct, bespoke solution deployments to high-value accounts. Simultaneously, we will expand our global distribution network through agency systems and customer referral programs, supporting partners with training and updates to optimize our multi-tiered sales architecture.

4. Strategic Talent Acquisition

The Company will systematically recruit international talent across R&D, sales, operations, and after-sales service. Robust training and incentive mechanisms will ensure the human capital necessary to sustain rapid overseas expansion, continuous product iteration, and long-term customer retention.

5. User Monetization and Business Model Growth

A dedicated customer success framework will manage user lifecycles to maximize renewals and Average Revenue Per User (ARPU). We will fuel our dual-revenue engine of "Standardized SaaS Subscription with Customized Value-Added Services" to secure stable cash flows, widen net margins, and use viral referral loops to drive low-cost user acquisition.

Strategic Decision-Making

To align with global digital healthcare trends and overcome traditional hardware growth bottlenecks, the Company is transitioning into an integrated ecosystem of "medical device sales + SaaS subscriptions + value-added services." Leveraging our existing global customer network, regulatory compliance experience, and data assets, this pivot aims to enhance earnings stability, maximize Customer Lifetime Value, and strengthen global competitiveness.

A specialized SaaS Business Task Force—led directly by the Chief Executive Officer—has been established to coordinate product R&D, market localization, and compliance.   The initiative will initially address the immediate SaaS demands of existing overseas clients for rapid deployment, later expanding into integrated device and surgical robotics software scenarios to capture new incremental market share.

Revenue Model

1. Standardized SaaS Development Revenue

We provide standardized system development and sales—covering registration, remote consultation, AI recommendations, and information management—to distributors and healthcare entities. This stream generates steady, recurring cash flow with exceptionally low marginal costs, driving operational efficiency as the customer base scales.

2. Customized Value-Added Service Revenue

To address regional compliance mandates and personalized operational workflows, we offer premium, high-margin customization services (e.g., bespoke functional modules, data migration, private deployment, and dedicated technical operations and maintenance. These high-contract-value services maximize customer stickiness and serve as our primary profit driver.

3. Deep Operations and Commercial Empowerment Revenue

In later development stages, we plan to introduce paid commercial services—such as traffic acquisition guidance, digital management training, and precision marketing tools—to expand our revenue boundaries and accelerate top- and bottom-line growth.

This architecture secures reliable baseline cash flows through standardized sales, expands gross margins via custom services, and unlocks incremental value through commercial empowerment, ensuring long-term, sustainable global expansion.

Regulatory Approvals

At present, the Company functions strictly as a technology platform engaged in SaaS system research and development and does not engage in direct medical practice or clinical service delivery. Consequently, our current operations do not require medical industry-specific licenses or clinical qualifications. The Company is required only to comply with the localized network and internet compliance regulations within our jurisdictions of operation.

Customers

Our current customer base is primarily located in the United States and Hong Kong, including corporate clients such as Flexpart Vanta Inc. and Quanticore Innovation Inc., among others. The Company has established a comprehensive customer management infrastructure centered around "multi-channel acquisition, a multi-tiered distribution network, and a high-stickiness service retention framework." We drive sustainable client growth, stable subscription renewals, and deep corporate alliances through standard marketing lead generation, scalable expansion via our globalized distribution channels, and meticulous customer success operations aimed at maximizing long-term user retention.

Suppliers

Our suppliers primarily consist of third-party SaaS R&D outsourcing vendors, technical advisors, and human resource agencies, including Adecco Apex Inc. and HUAWAI VEXIS INC.

●	Software R&D Outsourcing Workflow:

Contracting & Assignment: The Company signs master service agreements with vendors to define the general scope, budget, and milestones. Project tasks are delegated periodically based on client orders and technical requirements.

Acceptance & Settlement: The Company conducts quality inspections upon milestone completion. Payments are processed and invoiced upon successful delivery acceptance, concluding the respective phase of work.

●	Human Resources and Advisory Collaborations:

To minimize upfront operational costs and optimize headcount efficiency during our market exploratory phase, we outsource select technical, sales, and administrative positions through the following process:

Talent Sourcing: The Company submits functional requirements and budgets to staffing agencies, which source and present qualified candidates for our final selection.

Execution & Review: Upon executing service contracts, fees are settled on a regular monthly or quarterly basis. The Company periodically reviews vendor performance and adjusts the scope of cooperation based on evolving business needs.

Research and Development

Our new business segment has successfully completed all preliminary launch phases, including product design finalization, compliance integration, and pilot market testing. As of the end of this month, the Company has secured cumulative signed contracts totaling USD 16.125 million.

Leveraging the R&D and advisory teams of our U.S. subsidiary, we have completed the core architecture development and successfully launched our essential modules, including intelligent registration, clinic information management, and telemedicine.   Following rigorous functional and stress testing, the system exhibits stable and responsive operational efficiency, fully adapting to the digital management workflows of our target markets in North America, Hong Kong, and Southeast Asia.

Sales and Distribution

The Company has established a standardized, tri-partite sales and distribution framework tailored for North America, Hong Kong, and Southeast Asia. This architecture integrates corporate account management, channel partnerships, and digital self-service funnels to efficiently capture high-value accounts while scaling into the mid-to-small merchant market.

●	Corporate (B-Side) Engagement: Leveraging our 30-year industry resource base, we deploy a consultative, one-on-one sales methodology for high-value clients. We provide full-lifecycle services—from tailored product demonstrations to dedicated O&M—to secure high-contract-value, high-retention anchor clients.

●	Consumer (C-Side) Self-Directed Conversions: To further diversify user acquisition, we plan to leverage targeted content marketing and localized traffic matrices on platforms like TikTok and X. By offering freemium trials and tiered entry packages, we aim to drive precision SEO traffic and automated user conversions.

●	Channel Distribution Networks: We plan to build a multi-tiered network of regional agents, localized IT vendors, and ecosystem partners. The Company provides standardized SaaS products, compliance playbooks, and training, enabling partners to rapidly scale market penetration via their local healthcare networks.

Cooperations Plan

●	Channel Partnerships: We plan to partner with overseas medical equipment distributors, clinic operators, and local IT vendors. The Company provides standardized SaaS solutions and technical support, while partners leverage localized networks to drive rapid offline sales expansion.

●	Industry Ecosystem Alliances: We plan to collaborate with international medical trade associations, exhibition organizers, and healthcare Key Opinion Leaders through brand co-marketing and professional summits to enhance global credibility and expand online user acquisition.

●	Technical and Compliance Collaborations: Led by our U.S. R&D team, we plan to maintain engineering collaborations with local tech vendors to continuously optimize regional compliance, data privacy, and localized features across varying jurisdictions.

●	Collaborative Client Operations: We plan to offer value-added operational tools and digital marketing suites to existing clients. This deepens customer relationships, driving consistent subscription renewals, upsells, and organic word-of-mouth referrals.

Intellectual Property

Intellectual property filings are currently in the planning phase, focusing primarily on software systems and technical patents. The Company currently holds no realized intellectual property.

Employees

Our task force for this new business initiative include but not limited to our Chief Executive Officer, Chief Financial Officer and Chief Technical Officer. To maintain a lean cost structure and optimize operational efficiency, the broader foundational workforce will be predominantly cross-sourced via third-party outsourcing and contractors. We plan to adjust staffing levels and operational requirements quarterly, allowing the Company to dynamically align labor expenditures with immediate business demands.

Properties

Our R&D and operational teams are currently based in Mainland China, utilizing remote workflows to manage platform development. The Company is actively planning and negotiating leases to establish a physical office space in the United States.

Risk Factors Related to Our New SaaS Business

We have an evolving business model with still untested growth initiatives.

Currently, we plan to offer medical registration, remote consultation, artificial intelligence (“AI”) recommendations, information management, and custom upgrades and to develop and sell medical registration SaaS systems across North America, Hong Kong, and Southeast Asia.

We have an evolving business model and intend to implement new strategies to grow our business in the future. There can be no assurance that we will be successful in developing new product categories or in entering new specialty markets or in implementing any other growth strategies. Similarly, there can be no assurance that we already have or will be able to obtain or retain any employees, consultants or other resources with any specialized skills or relationships to successfully implement our strategies for our business in the future.

Our business is dependent on our ability to attract and retain highly skilled professionals.

Our success depends on our ability to attract, develop, motivate, retain and effectively utilize highly skilled professionals. We believe that there is significant competition for talented personnel with such skills and that such competition is likely to continue for the foreseeable future. We compete for such talented personnel not only with other companies in our industry but also with companies in adjacent industries, such as financial services and technology generally.

Increased hiring and increasing worldwide competition for skilled personnel may lead to a shortage in the availability of suitable personnel in the locations where we operate and hire and, accordingly, we may not be able to retain or hire all of the personnel necessary to meet our ongoing and future business needs. In addition, any reductions in headcount for economic or business reasons, however temporary, could negatively affect our reputation as an employer and our ability to hire engineering personnel to meet our business requirements.

If we fail to attract and retain highly skilled engineering personnel, we may not have the necessary resources to properly staff projects, and the failure to successfully compete for such personnel could materially and adversely affect our ability to provide high quality services to our clients. These factors may, as a result, have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent on our collaboration with our vendors and suppliers and changes or difficulties in our relationships with our vendors and suppliers may harm our business and financial results.

Our business is dependent on our collaboration with our vendors. Our vendors or suppliers may fail to meet timelines or contractual obligations, which may adversely affect our business. There is no guarantee that we may maintain stable and long-term business relationships with any vendors or suppliers. If our vendors or suppliers refuse to have business with us and if we are not able to replace these business partners on commercially reasonable terms in a timely manner or at all, our business and results of operations and financial condition would be materially and adversely affected.

At this stage, our products portfolio remains limited, and our gross margin and results of operations may be adversely affected in the future by a number of factors, including decreases in our average selling prices of products, shifts in our product mix, or price increases of third-party services due to inflation or other reasons.

Currently, we offer various specialized SaaS registration and integrated information management systems, specifically serving sectors such as medical aesthetics, geriatric chronic disease management, and pediatrics. We provide customized development alongside subsequent technical maintenance services. Our gross margin could be impacted by factors, such as increased service costs, inflation, or higher interest rates.

Our ability to continue to develop and expand our service offerings to address emerging business demands and technological trends, including our ability to sell differentiated services, may impact our future growth. If we are not successful in meeting these business challenges, our business, financial condition and results of operations may be materially and adversely affected.

Our ability to implement solutions for our customers, incorporating new developments and improvements in technology that translate into productivity improvements for our customers, and our ability to develop digital and other new service offerings that meet current and prospective customers’ needs, as well as evolving industry standards, are critical to our success. Our competitors may develop solutions or services that make our offerings obsolete or may force us to decrease prices on our services, which can result in lower margins. Our ability to develop and implement up-to-date solutions utilizing new technologies that meet evolving customer needs in consulting, industry software and solutions, and application services markets, and in areas such as artificial intelligence, in a timely or cost-effective manner, will impact our ability to retain and attract customers and our future revenue growth and earnings.

However, there can be no assurance that our services can meet prospective customers’ needs and evolving industry standards. If we are unable to continue to execute our strategy and develop and expand our service offerings in a highly competitive and rapidly evolving environment, or if we are unable to commercialize such services and solutions and expand and scale them with sufficient speed and versatility, our growth, productivity objectives and profit margins could be adversely affected.

Technological developments may materially affect the cost and use of technology by our customers. Customers may delay spending under existing contracts and engagements and entering into new contracts while they evaluate new technologies. Such delays can negatively impact our results of operations if the pace and level of spending on new technologies by some of our customers is not sufficient to make up any shortfall from delays from other customers. Our growth strategy focuses on responding to these types of developments by driving innovation that will enable us to expand our services offering. If we do not sufficiently invest in new technology and adapt to industry developments, or evolve and expand our business at sufficient speed and scale, or if we do not make the right strategic investments to respond to these developments and successfully drive innovation, our business, financial condition and results of operations, as well as our services and solutions and our ability to develop and maintain a competitive advantage and to execute on our growth strategy could be adversely affected.

If we do not succeed in attracting new clients for our technology services, we may not achieve our revenue growth goals.

Obtaining new clients is important for us to achieve rapid revenue growth. Our ability to attract new clients depends on a number of factors, including our ability to offer high quality technology services at competitive prices, the strength of our competitors and the capabilities of our marketing and sales teams to attract new clients and to sell additional services to existing clients. If we fail to attract new clients or to grow our revenues from existing clients in the future, we may not be able to grow our revenues as quickly as we anticipate or at all.

Our investment costs incurred in developing our software products and platforms may not yield the intended results and can adversely impact our results of operations.

Our investments in technology may not yield the intended results, especially from our research and development. Research and development investments and the consequent adoption of new technology solutions, patents, intellectual property and software products on an ongoing basis are essential elements of our business strategy. This helps us to move up the value chain and be a more relevant technology partner to our customers. While we strive to ensure that our research and development expenditure will yield a sustained customer base and increased revenue, customer buy-in for any new investments in research and development carries with it a possibility of not yielding expected investment results, thereby hampering our growth prospects.

Software failures, breakdowns in the operations of our servers and communications systems or the failure to implement system enhancements could harm our business.

Our success depends on the efficient and uninterrupted operation of our servers and communications systems to be built. A failure of our network or data gathering procedures could impede services. Despite any precautions we may take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins, and similar events at our facilities could result in interruptions of our operations. In addition, any failure by our computer environment to provide our required data communications capacity could result in interruptions in our service.

Additionally, significant delays in the planned delivery of system enhancements, improvements and inadequate performance of the systems once they are completed could damage our reputation and harm our business. Long-term disruptions in the infrastructure caused by events such as natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, particularly involving cities in which we have offices, could adversely affect our business, financial condition and results of operations. To the extent that we suffer loss or damage that is not covered by insurance or that exceeds our insurance coverage, or are required to pay higher insurance premiums, our business, financial condition and results of operations could be materially and adversely affected.

Our inability to protect our systems and data from continually evolving cybersecurity risks or other technological risks could affect our reputation among our clients and their customers and may expose us to liability.

In conducting our business, we may process, and transmit sensitive business information and personal information about our clients, their customers and other parties. We may be a target of malicious third-party attempts to identify and exploit system vulnerabilities and penetrate or bypass our security measures in order to gain unauthorized access to our networks and systems or those of our associated third parties. A successful attempt could lead to the compromise of sensitive, business, personal or confidential information. As a result, we need to proactively employ multiple barriers and controls at different layers of our systems to defend our systems against intrusion and attack and to protect the data we collect. However, we cannot be certain that these measures will continue to successfully counter all current and emerging technology threats that are designed to breach our systems in order to gain access to confidential information.

We also rely on third party vendors for aspects of our cybersecurity strategy, such as to conduct security reviews and penetration tests, and there can be no assurance that the tests conducted by these vendors, or measures we take in response to such tests, will be effective at identifying or preventing any cybersecurity threat.

Our computer systems and the computer systems of our clients could be in the future subject to breach, and our data protection measures may not prevent unauthorized access. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect. Threats to our systems and our associated third parties’ systems can derive from human error, fraud or malice on the part of employees or third parties or may result from accidental technological failure. Computer viruses and other malware can be distributed and could infiltrate our systems or those of our associated third parties. In addition, denial of service or other attacks could be launched against us for a variety of purposes, including to interfere with our services or create a diversion for other malicious activities. Our defensive measures may not prevent downtime, unauthorized access or use of sensitive data. Further, while we carefully select third parties with which we associate, we do not control their actions. Any problems experienced by these third parties, including those resulting from breakdowns or other disruptions in the services provided by such parties or cyber-attacks and security breaches, could adversely affect our ability to service our clients or their customers or otherwise conduct our business.

Furthermore, the costs of systems and procedures associated with any protective measures that we are required to take by our clients may increase and could adversely affect our ability to compete effectively. Any failure to adequately enforce or provide these protective measures could result in liability, protracted and costly litigation, governmental and card network intervention and fines and, with respect to misuse of our clients’ information, lost revenue and reputational harm.

We may be subject to privacy, data protection and information security laws in the jurisdictions in which we operate.

Any potential security breaches and cyber-attacks can lead to shutdowns or system interruptions, and potential unauthorized disclosure of sensitive or confidential information which may result in potentially costly litigation. If any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential client or customer data, we could be subject to significant fines for violating privacy or data protection and consumer laws or lawsuits, legal liability, loss of clients and damage to our reputation. We may also be liable for damages in the case of such a security or network breach that results in an unauthorized or impermissible disclosure of client or customer data and information.

We also believe that we will be subject to additional such laws and regulations in the future that may be stricter than those currently in force. Although we will take extensive efforts to comply with such applicable laws and regulations, failure or perceived failure by us to comply with rapidly evolving privacy and security laws, policies (including our own policies, which we may update from time to time), legal obligations or industry standards may result in governmental enforcement actions, litigation, fines and penalties or adverse publicity, could require us or our clients to change our or their business practices and could cause our clients to lose trust in us.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events, potential acquisition opportunities, or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this report on Form 6-K include, but are not limited to, statements about:

●	the implementation of our strategic plans for our planned new business;

●	our ability to identify sufficient client opportunities and sell our new service;

●	our ability to procure hardware and develop our planned new business at the estimated cost;

●	developments relating to our competitors and our industry;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing; and

●	other risks and uncertainties.

In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “could,” “project,” “intend,” “will,” “will be,” “would,” or the negative of these terms or other comparable terminology and expressions. However, this is not an exclusive way of identifying such statements. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section entitled “Risk Factors” and elsewhere in this report on Form 6-K. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this report on Form 6-K and the documents that we reference in this report on Form 6-K and have filed with the U.S. Securities and Exchange Commission (“SEC”) as exhibits hereto completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this report on Form 6-K represent our views as of the date of this report on Form 6-K. We anticipate that subsequent events and developments will cause our views to change. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this report on Form 6-K, whether as a result of new information or future events or otherwise. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this report on Form 6-K. You should not place undue reliance on the forward-looking statements included in this report on Form 6-K. All forward-looking statements attributable to use are expressly qualified by these cautionary statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meihua International Medical Technologies Co., Ltd.

By:	/s/ Leyi Lee
Name:	Leyi Lee
Title:	Chief Executive Officer

Date: June 26, 2026